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Management's Discussion and Analysis
of Financial Condition and Results of Operations

For the Nine Months Ended December 31, 2003 and the Years Ended
March 31, 2003, and March 31, 2002

AND

Consolidated Financial Statements
For the Nine Months Ended December 31, 2003 and the Years Ended
March 31, 2003 and March 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's Discussion and Analysis of the financial position and results of operations is prepared at June 1, 2004, and should be read in conjunction with the accompanying audited financial statements and the notes therein.

        During the current period, the Company changed its year-end from March 31 to December 31. Accordingly, this report covers the nine-month period from April 1, 2003 through December 31, 2003, referred to as Fiscal 2004. The year ended March 31, 2003 is referred to as Fiscal 2003. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares Fiscal 2003 with the transition year of nine-months ended December 31, 2003. For illustrative purposes, we have included information for the nine months ended December 31, 2002 to provide a comparison of similar periods.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview

        The following table provides selected financial information of the Company for the nine months ended December 31, 2003, and the years ended March 31, 2003 and March 31, 2002 (in millions of Canadian dollars except per share amounts):

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Revenue	640.2	872.0	884.9
Net earnings (loss) before discontinued operations	(153.9)	(40.4)	23.4
Net earnings (loss)	(169.6)	(41.3)	28.3
Earnings (loss) per Common Share before discontinued operations
Basic	$(3.60)	$(0.95)	$0.59
Diluted	$(3.60)	$(0.95)	$0.59
Earnings (loss) per Common Share
Basic	$(3.96)	$(0.97)	$0.71
Diluted	$(3.96)	$(0.97)	$0.71
Total assets	1,416.2	1,642.2	1,660.4
Total long-term financial liabilities*	534.4	652.2	669.3
Cash dividends declared per-share	—	—	—

*
For the nine-months ended December 31, 2003, long-term financial liabilities include $59.6 million of long-term production liabilities (March 31, 2003 — $103.2 million; March 31, 2002 — $56.0 million) and $6.4 million of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets (March 31, 2003 — $8.7 million; March 31, 2002 — $10.8 million). Both of these amounts have been included in accounts payable and accrued liabilities on the balance sheet.

        The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group (see note 26 to the Company's consolidated financial statements). Over the past few years, the Company has been transforming itself into a broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and related sales.

        The Broadcast Group includes the results from the Company's controlling ownership interest in twelve Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada,

BBC Kids, Discovery Health Channel and IFC — The Independent Film Channel Canada. Each of the Company's channels carries a strategic brand, has access to a supply of high quality content and aligns with one of the Company's three core genres: lifestyle, drama and factual programming. The Company also has a 50% interest in two established Canadian French-language specialty channels and a minority interest in three other channels — one analog and two digital.

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2003. The Company's channels' total regulated revenue as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC") grew by 25.3% during the broadcast year ended August 31, 2003, compared to an overall industry growth of 10.4%. The Company holds an 8.9% market share of total regulated revenue in the specialty and pay TV sector. Advertising revenues and subscriber revenues were up 42.6% and 14.6% respectively in the broadcast year ended August 31, 2003.

        The Company expects its seven established analog channels to continue to demonstrate strong growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's seven digital channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

        The Company continues to hold licences for a number of unlaunched digital specialty television channels, and regularly assesses the marketplace and the competitive landscape in order to determine if and when it is appropriate to launch a new digital specialty television channel. Given the strong performance of the Company's existing well-branded digital specialty television channels, the Company is considering the launch of at least one new digital specialty television channel within the next two years. The Company is also considering the potential for expansion into international territories of selected digital specialty television channels and is exploring further possible partnership opportunities with the BBC and its BBC Kids brand internationally.

        The Motion Picture Distribution Group is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts, with a growing presence in motion picture distribution in the United Kingdom through Momentum Pictures. For the nine months ended December 31, 2003, approximately 81.7% of the Group's revenue was from Canadian operations ("Domestic Distribution") with the remaining 18.3% from operations in the United Kingdom ("Momentum Pictures"). Domestic Distribution obtains distribution rights for motion pictures primarily through its longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, a unit of Universal Studios, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. The Group typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. The Group also holds a 51.0% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        The Motion Picture Distribution Group's business is driven by commercial acceptance of the films distributed. Commercial acceptance is generally measured by theatrical box office. The level of box office for a film will determine the level of theatrical, videocassette and digital video disk ("video/DVD") and television revenue a film will ultimately earn.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund ("the Fund") on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in its motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Motion Picture Distribution LP ("Distribution LP") in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions. The Company continues to consolidate the operations of Distribution LP into the Alliance Atlantis results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Even though a $75.0 million term loan that has been secured by Distribution LP is non-recourse to Alliance Atlantis, it is included in Alliance Atlantis' reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        Consistent with other income trusts, Movie Distribution Income Funds' fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, the Company has now adopted a year-end of December 31.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

        Distribution LP's focus for future growth is continental Europe, through start-ups and acquisitions, using Momentum Pictures as a foundation. Distribution LP's strategy is to diversify the revenue stream and to reduce the relative weighting of the Canadian operations. Distribution LP also continues its aggressive pursuit of potential ways to maximize the value of its motion picture library, which consists of approximately 6,000 titles, through the availability of and customer uptake in new technologies such as video-on-demand.

        Subsequent to the period end on May 12, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74.0 million ($45.0 million euros). The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, a private placement of units of the Fund ("Units") and cash on hand. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary limited partnership units ("Ordinary LP Units") of Distribution LP. The Company, in order to maintain its 51.0% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of approximately $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films. Since the acquisition of Aurum has just been completed, it is not practical for the Company to disclose a condensed balance sheet at the acquisition date and as a result purchase price allocation has not been completed. Therefore, no determination has been made of goodwill or other intangible assets if any (see note 31 to the Company's consolidated financial statements).

        The Entertainment Group acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces several in-house productions that align with the content needs of the Company's Broadcast Group.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company has traditionally produced has changed fundamentally. In the year ended March 31, 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the nine-month period ended December 31, 2003, the Company reduced prime-time drama production to just 58 hours, 53.4% of which were part of the CSI franchise. Decline in revenues in the Entertainment Group is consistent with this strategy.

        As discussed in note 3 to the Company's consolidated financial statements, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of its Entertainment Group operations and took decisive action in December 2003 to restructure the Entertainment Group. Under the restructuring plan, the Entertainment Group materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step has enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The total impact of the restructuring on the Company's pre-tax earnings for the nine-month period ended December 31, 2003 is $223.7 million.

        As part of the Entertainment Group restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities. Accordingly, the previously reported results of operations and financial position for these businesses have been reported as discontinued operations (see note 18 to the Company's consolidated financial statements).

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position for the Company were changed for fiscal 2003 and the year ended March 31, 2002 ("fiscal 2002") (see note 29 to the Company's consolidated financial statements).

        Following the significant review that was announced in December 2003, the Entertainment Group is now primarily an international distributor of television content with limited and highly selective involvement in the creation of content. The Entertainment Group will now focus on three key areas — the CSI franchise and the children's and factual genres. In the factual and children's genres, the Company seeks to create or acquire profitable international rights to selected programs. Decisions on factual programming will be driven primarily by the content needs of the Broadcast Group, while decisions on children's programming will be driven by market demand as well as merchandising and licensing opportunities. The Company continues to sell titles from its catalogue, which contains 800 titles and 5,400 hours, including CSI, from its international television distribution operation.

        The Entertainment Group also includes results from the CSI franchise, which the Company co-owns, co-produces, and distributes outside of the United States.

        The growth in the Entertainment Group is expected to predominantly relate to the CSI franchise. The Company and CBS Productions have produced a pilot episode of a possible spin-off to the CSI franchise, CSI: NY. CBS network announced that it would begin airing CSI: NY, during the 2004/2005 broadcast season. Currently, the Company has licensed international broadcast rights, outside the United States, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations.

        Other    In fiscal 2004, the Company consolidated its head office facilities into one location in Toronto by closing one of its locations, resulting in a lease abandonment charge of $8.3 million. This was recorded in the Company's operating expenses in the Other Group in fiscal 2004. In conjunction with consolidating its offices, the Company extended the lease and increased the space at its current location and received a rent inducement from the landlord totaling $7.6 million. This inducement is being recognized into income over the remaining lease term.

        Operating expenses The Company's operating expenses also include $1.8 million in non-recurring costs related to its structured financing limited partnership interest, reflected in the Other Group. Operating expenses also includes a $9.7 million charge for doubtful accounts in the Entertainment Group. This charge was recorded directly as a result of the Entertainment Group review.

        Indebtedness    The Company continues to keenly focus on generating free cash flow and making significant and increasing progress in its primary financial objective of reducing its indebtedness. In Calendar 2004, the Company expects to refinance its existing 13.0% $US300 million senior subordinated notes. The notes are redeemable at the option of the Company in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100.0% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

        Revenues    The Company and its consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

        The Broadcast Group's revenue is earned from fees paid to the Company by cable, Direct To Home ("DTH") satellite and other broadband systems operators based on fees paid to them by subscribers to the Company's specialty television channels, as well as directly from advertisers who purchase advertising on the Company's specialty television channels. Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

        The Motion Picture Distribution Group generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, the exhibition of motion pictures through its chain of cinemas, and government assistance for distribution activities. The Company derives motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by the Company in their theatres for a percentage of box office revenue.

        The Entertainment Group generates revenue from the production and distribution of television programming and feature films, domestically and internationally. The Company generates revenue by licencing both internally produced television programming and feature films as well as acquired content to Canadian, American and international broadcasters, home video distributors, and sub-distributors. Government assistance with respect to production activity is received in the form of government grants and tax credits. There are several sources of funds available for the financing of the Company's production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

        Revenue classified under Other had historically been derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership ("SHAAELP"), in which one of the Company's subsidiaries has a 30.0% limited partnership interest. SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to investors to encourage production. SHAAELP receives fees for selling these limited partnerships. There has been no revenue recognized in SHAAELP for the nine months ended December 31, 2003 or for the year ended March 31, 2003. For the year ended March 31, 2002, the Company recognized $12.3 million in SHAAELP revenue.

        The Company's wholly owned structured financing business, Equicap Financial Corporation, previously provided high yield loans to independent film and television producers. Revenue was derived from interest on the loans and arrangement fees. In the nine months ended December 31, 2003 the Company wound down this business.

Results of Operations

        As a result of the change in the Company's fiscal year-end to December 31, this discussion will compare the nine-months ended December 31, 2003 to the year ended March 31, 2003. However in order to provide readers with a meaningful analysis of comparative results, the discussion for the most part compares the results for the nine-month period ended December 31, 2003 with those for the corresponding nine-month period ended December 31, 2002.

        The following table presents a consolidated summary of the Company's Operating Groups for the nine months ended December 31, 2003, and the 12 months ended March 31, 2003 and 2002 (in millions of Canadian dollars):

							% Increase (decrease)
	Nine months ended December 31, 2003	%(1)	Year ended March 31, 2003	%(1)	Year ended March 31, 2002	%(1)	December 2003 over March 2003	March 2003 over March 2002
			(revised)		(revised)
Revenue
Broadcast Group — Operating Channels	144.9	22.7	164.0	18.8	129.8	14.7	(11.6)	26.3
Motion Picture Distribution Group	307.8	48.1	384.2	44.0	318.0	35.9	(19.9)	20.8
Entertainment Group	169.8	26.5	303.4	34.8	412.3	46.6	(44.0)	(26.4)
Other	0.2	—	1.5	0.2	13.7	1.5	(86.7)	(89.1)

	622.7	97.3	853.1	97.8	873.8	98.7	(27.0)	(2.4)
Broadcast Group — Developing Channels	17.5	2.7	18.9	2.2	11.1	1.3	(7.4)	70.3

	640.2	100.0	872.0	100.0	884.9	100.0	(26.6)	(1.5)

Direct operating expenses
Broadcast Group — Operating Channels	60.9	42.0	69.2	42.2	53.4	41.1	(12.0)	29.6
Motion Picture Distribution Group	246.8	80.2	320.6	83.4	245.8	77.3	(23.0)	30.4
Entertainment Group	339.7	200.1	230.6	76.0	333.6	80.9	47.3	(30.9)
Other	—	—	—	—	0.1	0.7	—	(100.0)

	647.4	104.0	620.4	72.7	632.9	72.4	4.4	(2.0)
Broadcast Group — Developing Channels	8.9	50.9	7.3	38.6	8.1	73.0	21.9	(9.9)

	656.3	102.5	627.7	72.0	641.0	72.4	4.6	(2.1)

Direct profit (loss)(2)
Broadcast Group — Operating Channels	84.0	58.0	94.8	57.8	76.4	58.9	(11.4)	24.1
Motion Picture Distribution Group	61.0	19.8	63.6	16.6	72.2	22.7	(4.1)	(11.9)
Entertainment Group	(169.9)	(100.1)	72.8	24.0	78.7	19.1	(333.4)	(7.5)
Other	0.2	100.0	1.5	100.0	13.6	99.3	(86.7)	(89.0)

	(24.7)	(4.0)	232.7	27.3	240.9	27.6	(110.6)	(3.4)
Broadcast Group — Developing Channels	8.6	49.1	11.6	61.4	3.0	27.0	(25.9)	286.7

	(16.1)	(2.5)	244.3	28.0	243.9	27.6	(106.6)	(0.2)

Operating Expenses	124.7	19.5	121.5	13.9	112.6	12.7	2.6	7.9

Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	56.7	39.1	63.7	38.8	52.8	40.7	(11.0)	20.6
Motion Picture Distribution Group	43.7	14.2	44.4	11.6	54.8	17.2	(1.6)	(19.0)
Entertainment Group	(198.3)	(116.8)	53.0	17.5	58.2	14.1	(474.2)	(8.9)
Other	(36.6)	—	(25.0)	(1,666.7)	(17.5)	(127.7)	(46.4)	(42.9)

	(134.5)	(21.6)	136.1	16.0	148.3	17.0	(198.8)	(8.2)
Broadcast Group — Developing Channels	(6.3)	(36.0)	(13.3)	(70.4)	(17.0)	(153.2)	52.6	21.8

	(140.8)	(22.0)	122.8	14.1	131.3	14.8	(214.7)	(6.5)

							% Increase (decrease)
	Nine months ended December 31, 2003	%(1)	Year ended March 31, 2003	%(1)	Year ended March 31, 2002	%(1)	December 2003 over March 2003	March 2003 over March 2002
			(revised)		(revised)
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	(276.5)	(43.2)	(15.5)	(1.8)	20.1	2.3	(1,683.9)	(177.1)

Net operating earnings (loss)(2)	(290.2)	(45.3)	(23.9)	(2.7)	13.2	1.5	(1,114.2)	(281.1)

Net earnings (loss)	(169.6)	(26.5)	(41.3)	(4.7)	28.3	3.2	(310.7)	(245.9)

Adjusted EBITDA(2)	25.2	3.9	122.8	14.1	131.3	14.8	(79.5)	(6.5)

Adjusted operating earnings (loss)(2)	(67.7)	(10.6)	(15.5)	(1.8)	20.1	2.3	(336.8)	(177.1)

Adjusted net operating earnings (loss)(2)	(156.5)	(24.4)	(23.9)	(2.7)	13.2	1.5	(554.8)	(281.1)

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and adjusted net operating earnings (loss) and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These financial measures are not recognized under Canadian or United States generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are provided to enhance the user's and investor's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information as they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 26 to the Company's consolidated financial statements. Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. See reconciliation of non-GAAP measures on page 10.

Additionally, earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in the Entertainment Group. Management does not expect to undertake restructuring activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.

        The following table presents a consolidated summary of Company's Operating Groups for the nine months ended December 31, 2003 and 2002 (in millions of Canadian dollars):

	Nine months ended December 31,
	2003	%(1)	2002	%(1)	% Increase (decrease) 2003 over 2002
			(unaudited)
			(revised)
Revenue
Broadcast Group — Operating Channels	144.9	22.7	120.2	18.6	20.5
Motion Picture Distribution Group	307.8	48.1	299.1	46.2	2.9
Entertainment Group	169.8	26.5	212.5	32.9	(20.1)
Other	0.2	—	1.1	0.2	(81.8)

	622.7	97.3	632.9	97.9	(1.6)
Broadcast Group — Developing Channels	17.5	2.7	13.3	2.1	31.6

	640.2	100.0	646.2	100.0	(0.9)

Direct operating expenses
Broadcast Group — Operating Channels	60.9	42.0	51.5	42.8	18.3
Motion Picture Distribution Group	246.8	80.2	249.1	83.3	(0.9)
Entertainment Group	339.7	200.1	159.6	75.1	112.8
Other	—	—	—	—	—

	647.4	104.0	460.2	72.7	40.7
Broadcast Group — Developing Channels	8.9	50.9	4.4	33.1	102.3

	656.3	102.5	464.6	71.9	41.3

Direct profit (loss)(2)
Broadcast Group — Operating Channels	84.0	58.0	68.7	57.2	22.3
Motion Picture Distribution Group	61.0	19.8	50.0	16.7	22.0
Entertainment Group	(169.9)	(100.1)	52.9	24.9	(421.2)
Other	0.2	100.0	1.1	100.0	(81.8)

	(24.7)	(4.0)	172.7	27.3	(114.3)
Broadcast Group — Developing Channels	8.6	49.1	8.9	66.9	(3.4)

	(16.1)	(2.5)	181.6	28.1	(108.9)

Operating expenses	124.7	19.5	85.6	13.2	45.7

Earnings (loss) before undernoted (EBITDA)(2)
Broadcast Group — Operating Channels	56.7	39.1	48.7	40.5	16.4
Motion Picture Distribution Group	43.7	14.2	35.9	12.0	21.7
Entertainment Group	(198.3)	(116.8)	40.4	19.0	(590.8)
Other	(36.6)	—	(19.1)	(1,736.4)	(91.6)

	(134.5)	(21.6)	105.9	16.7	(227.0)
Broadcast Group — Developing Channels	(6.3)	(36.0)	(9.9)	(74.4)	36.4

	(140.8)	(22.0)	96.0	14.9	(246.7)

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	(276.5)	(43.2)	2.5	0.4	—

Net operating earnings (loss)(2)	(290.2)	(45.3)	(5.3)	(0.8)	(5,375.5)

Net earnings (loss)	(169.6)	(26.5)	(28.8)	(4.5)	(488.9)

Adjusted EBITDA(2)	25.2	3.9	96.0	14.9	(73.7)

Adjusted operating earnings (loss)(2)	(67.7)	(10.6)	2.5	0.4	(2,808.0)

Adjusted net operating earnings (loss)(2)	(156.5)	(24.4)	(5.3)	(0.8)	(2,852.8)

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and adjusted net operating earnings (loss) and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These non financial measures are not recognized under Canadian or United States generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are provided to enhance the user's and investor's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information as they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 26 to the Company's consolidated financial statements. Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. See reconciliation of non-GAAP measures on page 10.

Additionally, earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in the Entertainment Group. Management does not expect to undertake restructuring activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.
While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian generally accepted accounting principles ("GAAP"), to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the nine months ended December 31, 2003 and 2002 and the 12 months ended March 31, 2003 and 2002 (in millions of Canadian dollars):

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	Nine months ended December 31, 2002
		(revised)	(revised)	(unaudited) (revised)
Net earnings (loss) for the year, as reported under Canadian GAAP	(169.6)	(41.3)	28.3	(28.8)
Add: Discontinued operations, net of tax	15.7	0.9	(4.9)	0.3
Provision for (recovery of) income taxes	44.1	16.8	7.0	8.1
Foreign exchange (gains) losses	(20.6)	(28.2)	1.5	(1.3)
Investment losses (gains), net	(1.0)	36.3	(0.3)	24.2
Dilution gains	(145.1)	—	(11.5)	—

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(276.5)	(15.5)	20.1	2.5
Add: Minority interest	9.7	3.2	2.3	1.7
Equity losses in affiliates	0.3	3.5	11.1	3.7
Interest, including amortization of interest previously capitalized	62.4	85.0	75.0	59.4
Unusual items	13.3	9.9	4.0	6.0
Amortization, including development costs charges	50.0	36.7	18.8	22.7

Earnings (loss) before undernoted (EBITDA) (including Developing Channels EBITDA losses)	(140.8)	122.8	131.3	96.0
Less: Broadcast Group — Developing Channels EBITDA losses	(6.3)	(13.3)	(17.0)	(9.9)

EBITDA (excluding Developing Channels EBITDA losses)	(134.5)	136.1	148.3	105.9

EBITDA (Including Developing Channels EBITDA losses)	(140.8)	122.8	131.3	96.0
Add: Operating expenses	124.7	121.5	112.6	85.6

Direct profit (loss) (including Developing Channels Direct profit)	(16.1)	244.3	243.9	181.6
Less: Broadcast Group — Developing Channels Direct profit	8.6	11.6	3.0	8.9

Direct profit (loss) (excluding Developing Channels Direct profit)	(24.7)	232.7	240.9	172.7

Operating earnings (loss)	(276.5)	(15.5)	20.1	2.5
Less: Provision for income taxes on operating earnings (loss)	13.7	8.4	6.9	7.8

Net operating earnings (loss)	(290.2)	(23.9)	13.2	(5.3)

Operating earnings (loss)	(276.5)	(15.5)	20.1	2.5
Add: Restructuring items included in unusual items	12.0	—	—	—
Restructuring items in amortization, including development costs charges	30.8	—	—	—
Restructuring items included in operating expenses	0.7	—	—	—
Restructuring items included in direct operating costs	165.3	—	—	—

Adjusted operating earnings (loss)	(67.7)	(15.5)	20.1	2.5

Adjusted operating earnings (loss)	(67.7)	(15.5)	20.1	2.5
Less: Provision for income taxes on adjusted operating earnings (loss)	88.8	8.4	6.9	7.8

Adjusted net operating earnings (loss)	(156.5)	(23.9)	13.2	(5.3)

EBITDA (including Developing Channels EBITDA losses)	(140.8)	122.8	131.3	96.0
Add: Restructuring items included in operating expenses	0.7	—	—	—
Restructuring items included in direct operating costs	165.3	—	—	—

Adjusted EBITDA (including Developing Channels EBITDA losses)	25.2	122.8	131.3	96.0

        The following table presents a reconciliation of diluted net earnings (loss) per share, as reported under Canadian GAAP, to net operating earnings (loss) per share and to adjusted net operating earnings (loss) per share for the nine months ended December 31, 2003 and 2002 and the 12 months ended March 31, 2003 and 2002:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	Nine months ended December 31, 2002
		(revised)	(revised)	(unaudited) (revised)
Net earnings (loss) per share, as reported under Canadian GAAP	(3.96)	(0.97)	0.71	(0.67)
Discontinued operations, net of income taxes of $0.8 million (March 31, 2003 — $0.7 million; March 31, 2002 — $nil; December 31, 2002 — $0.7 million)	0.36	0.02	(0.12)	—
Net earnings (loss) per share before discontinued operations, as reported under Canadian GAAP	(3.60)	(0.95)	0.59	(0.67)
Foreign exchange (gains) losses, net of income taxes of $3.0 million (March 31, 2003 — $7.9 million; March 31, 2002 — ($0.2) million; December 31, 2002 — $0.3 million)	(0.41)	(0.47)	0.03	(0.02)
Investment losses (gains), net of income taxes of $1.2 million (March 31, 2003 — $0.4 million; March 31, 2002 — $0.3 million; December 31, 2002 — nil)	—	0.86	—	0.57
Dilution gains, net of income taxes of $26.2 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	(2.77)	—	(0.29)	—

Net operating earnings (loss) per share	(6.78)	(0.56)	0.33	(0.12)

Net operating earnings (loss) per share	(6.78)	(0.56)	0.33	(0.12)
Restructuring items included in unusual items, net of income taxes of $4.4 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	0.18	—	—	—
Restructuring items in amortization, including development costs charges, net of income taxes of $11.1 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	0.46	—	—	—
Restructuring items included in operating expenses, net of income taxes of $0.3 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	0.01	—	—	—
Restructuring items included in direct operating costs, net of income taxes of $59.4 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	2.47	—	—	—

Adjusted net operating earnings (loss) per share	(3.66)	(0.56)	0.33	(0.12)

The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the nine months ended December 31, 2003 and 2002 and the 12 months ended March 31, 2003 and 2002 (in millions of Canadian dollars):

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	Nine months ended December 31, 2002
		(revised)	(revised)	(unaudited) (revised)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9	(53.1)	(4.2)
Less: Net changes in other non-cash balances related to operations	(10.6)	154.8	109.9	83.3
Add: Investment in property and equipment	(2.7)	(4.1)	(30.6)	(3.0)

Operating cash flow[1]	(41.2)	(120.0)	(193.6)	(90.5)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9	(53.1)	(4.2)
Add: Cash and cash equivalents used in investing activities	164.5	(2.1)	(58.7)	(3.7)

Free cash flow[1]	115.4	36.8	(111.8)	(7.9)

1
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

Nine-Month Period Ended December 31, 2003 Compared to the Year Ended
March 31, 2003 (revised)

        Management focuses on and measures the results of the Company's operations based on direct profit (loss) and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 26 to the Company's consolidated financial statements).

        Revenue    Revenue was $640.2 million for the nine-month period ended December 31, 2003 compared with $872.0 million for the year ended March 31, 2003. The decrease in revenue is mainly due to the difference in length of the two fiscal periods.

        Revenue was $640.2 million for the nine-month period ended December 31, 2003 compared to $646.2 million for the nine-month period ended December 31, 2002. The decrease in revenue is the net result of an increase in both the Broadcast Group's and the Motion Picture Distribution Group's revenues, more than offset by a decrease in Other revenue and a decrease in revenue in the Entertainment Group, the latter is the result of the Company's longstanding strategy to reduce its prime-time drama production.

        The following table outlines further information on the Company's Broadcast Group revenue (in millions of Canadian dollars).

	Nine months ended December 31,
Broadcast Group Revenue
	2003	2002
		(unaudited)
Operating Channels
Subscriber	61.8	58.4
Advertising and other	83.1	61.8

	144.9	120.2

Developing Channels
Subscriber	14.7	11.3
Advertising and other	2.8	2.0

	17.5	13.3

Total Broadcast Group	162.4	133.5

        The Broadcast Group — Operating Channels' revenue was $144.9 million for the nine-month period ended December 31, 2003 compared to $120.2 million for the nine-month period ended December 31, 2002, representing a 20.5% growth in revenue. This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels at the expense of conventional broadcast channels. While the Operating Channels' subscriber revenues saw increases of 5.8% over the equivalent period in the prior year, advertising and other revenues increased by 34.5% in the current nine-month period. Operating Channels' advertising revenue, on its own, increased by 40.7% for the nine-month period ended December 31, 2003 compared to the nine-month period ended December 31, 2002. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television and Food Network Canada.

        The Broadcast Group — Developing Channels' revenue was $17.5 million for the nine-month period ended December 31, 2003 compared to $13.3 million for the nine-month period ended December 31, 2002, representing a 31.6% growth in revenue. This favourable variance is a result of an increase in the number of subscribers. Developing Channels include only the Company's digital specialty television channels, which were launched towards the end of the September 2001 quarter. As detailed in statistics provided by Nielsen Media Research for the period from January 5, 2004 to April 4, 2004, three of the Company's seven digital channels were ranked among the top 10 digital specialty television channels for viewers aged 25 to 54. In particular, Showcase Action was ranked number one and Showcase Diva was ranked number three. (See note 26 to the consolidated financial statements of the Company for a definition of Developing Channels.)

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 7.2% to 33.4 million subscribers at December 31, 2003 compared to December 31, 2002.

        The Company's Operating Channels advertising revenue growth was driven mostly by rate growth, with modest growth in the inventory sell out rate. The Company's Developing Channels advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers.

        The Motion Picture Distribution Group's revenue was $307.8 million for the nine-month period ended December 31, 2003 compared to $299.1 million for the nine-month period ended December 31, 2002, representing an increase of $8.7 million, or 2.9%. The increase in revenue is the result of an increase in revenue from Domestic Distribution, offset by a decrease in revenue from both Momentum Pictures and Cinemas.

        The following table outlines further information on the Company's Motion Picture Distribution Group's revenue that has not been shown on the consolidated statements of loss (in millions of Canadian dollars).

	Theatrical	Video/DVD	Television	Total
Nine months ended December 31, 2003
Domestic Distribution	68.6	141.2	31.2	241.0
Momentum Pictures	3.7	45.8	6.8	56.3
Cinemas	10.5	—	—	10.5

Nine months ended December 31, 2002 (unaudited)
Domestic Distribution	52.8	146.1	28.7	227.6
Momentum Pictures	9.1	42.1	8.3	59.5
Cinemas	12.0	—	—	12.0

        Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

        Domestic Distribution's revenue was $241.0 million for the nine-month period ended December 31, 2003 compared to $227.6 million for the nine-month period ended December 31, 2002. The majority of this increase is due to the theatrical performance of The Lord of the Rings: The Return of the King, Elf, Spy Kids 3D: Game Over, Scary Movie 3 and Kill Bill Volume 1. Revenue for the nine-month period ended December 31, 2002 was generated by such releases as The Lord of the Rings: The Two Towers and Austin Powers 3. Momentum Pictures' revenue was $56.3 million in the nine-month period ended December 31, 2003 compared to $59.5 million in the nine-month period ended December 31, 2002. The decrease is the result of lower theatrical revenue offset by an increase in video/DVD sales. Revenue from theatrical releases in the current period did not reach the prior period theatrical revenue levels of Crossroads and My Little Eye. Cinemas' revenue was $10.5 million in the nine-month period ended December 31, 2003 compared to $12.0 million for the nine-month period ended December 31, 2002. The decrease is the result of lower attendance.

        Revenue from Momentum Pictures accounted for 18.3% of the Motion Picture Distribution Group's revenue for the nine-month period ended December 31, 2003 compared to 19.9% for the nine-month period ended December 31, 2002. Momentum Pictures accounted for 19.9% of the Motion Picture Distribution Group's EBITDA compared to 9.2% in the same period in the prior year.

        Domestic Distribution released 66 titles theatrically in both the nine-month periods ended December 31, 2003 and 2002. Additionally, 122 videos and 126 DVDs were released in the nine-month period ended December 31, 2003, compared to 153 videos and 169 DVDs released in the nine-month period ended December 31, 2002. Momentum Pictures released 16 titles theatrically in the nine-month period ended December 31, 2003, compared to 11 titles in the nine-month period ended December 31, 2002. Additionally, 22 videos and 36 DVDs were released in the nine-month period ended December 31, 2003, compared to 29 videos and 27 DVDs released in the nine-month period ended December 31, 2002. The Motion Picture Distribution Group releases a large number of motion pictures from recognized studios through multiple distribution platforms and thereby creates a diversified portfolio of motion pictures. Although the number of releases in any particular period may impact the level of revenues earned by the Motion Picture Distribution Group within a period, the revenues and corresponding direct margins can be impacted by the theatrical and subsequent home video performance of particular releases within specific periods. Specifically, revenue in the nine-month period ended December 31, 2003 benefited from the theatrical performance of such films as The Lord of the Rings: The Return of the King, Elf, Spy Kids 3D: Game Over, Scary Movie 3, and Kill Bill Volume 1, and the video/DVD release of The Lord of the Rings: The Two Towers.

        The Entertainment Group's revenue was $169.8 million for the nine-month period ended December 31, 2003 compared to $212.5 million for the nine-month period ended December 31, 2002, representing a decrease of $42.7 million or 20.1%. The decrease in revenue results from a variety of factors including the delivery of fewer feature films in the nine months ended December 31, 2003 compared to the nine-month period ended

December 31, 2002. Foolproof was the only feature film delivered during the current period, compared to the prior nine-month period, which included the award winning Bowling for Columbine, The Good Thief and Ararat. Also contributing to this decrease was a decline in library revenues as the nine months ended December 31, 2002 benefited from the large international sale of Beastmaster.

        Revenue from the CSI franchise accounted for 47% of the Entertainment Group's revenue for the nine-month period ended December 31, 2003 compared to 25% for the nine-month period ended December 31, 2002. The CSI franchise accounted for $24.0 million of the Entertainment Group's direct profit in the nine-month period ended December 31, 2003 compared to $18.6 million in the same period in the prior year.

        The following table shows the Company's Entertainment Group's production deliveries for the nine months ended December 31, 2003 compared to the nine months ended December 31, 2002.

	Nine months ended December 31,
Production Deliveries
	2003	2002
	(unaudited)	(unaudited)
Motion Pictures (number of films):	1.0	3.0

Television hours:
CSI Vegas/Miami	31.0	27.0
Series	23.0	21.0
Movies	4.0	8.0
Kids	19.5	12.0
Comedy	17.5	22.5

	95.0	90.5

Fact	48.0	46.0

        Other revenue, which includes revenue from various corporate investments, was $0.2 million for the nine months ended December 31, 2003 compared to $1.1 million for the nine months ended December 31, 2002, representing a decrease of $0.9 million. This decrease is a result of the sale of a revenue generating property held by one of the Company's joint ventures during the first quarter of fiscal 2004.

        Direct Profit (Loss)    Direct profit (loss) is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct loss (including the Developing Channels) was $16.1 million for the nine-month period ended December 31, 2003 compared to direct profit of $244.3 million in the year ended March 31, 2003 representing a decrease of $260.4 million. This decrease is partly due to the difference in length of the two fiscal periods but mainly due to the decrease in the Entertainment Group's direct profit, which decreased $242.7 million, with a loss in the nine-month period ended December 31, 2003 of $169.9 million compared to a profit of $72.8 million in the year ended March 31, 2003. This decrease is a result of significant direct operating costs in connection with the restructuring of the Entertainment Group (see note 3 of the Company's consolidated financial statements).

        Direct loss of the Entertainment Group in December 2003 includes a charge of $165.3 million directly as a result of the restructuring. This charge is primarily a result of an impairment of investment in film and television programs. In addition, direct profit for the nine months ended December 31, 2003 includes an impairment charge of approximately $28.4 million on film and television assets resulting from the impact of the strength in the Canadian dollar on revenue projections, used in the calculation of amortization of investment in film and television programs. A portion of the $28.4 million impairment charge related to the quarters ended June 30, 2003 and September 30, 2003. Accordingly, the previously reported results of operations for the quarters ended June 30, 2003 and September 30, 2003 were revised.

        Direct margin (including the Developing Channels) decreased to a negative margin of 2.5% in the nine-month period ended December 31, 2003 compared to a margin of 28.0% in the year ended March 31, 2003. This decrease of 30.5 percentage points is due to the decrease in the Entertainment Group's direct margin which decreased to a negative margin of 100.1% in the nine-month period ended December 31, 2003 compared to a positive margin of 24.0% in the year ended March 31, 2003 as explained above.

        Excluding the restructuring charge of $165.3 million, the Entertainment Group had a negative direct margin of 2.7% for the nine-month period ended December 31, 2003. Also, excluding this restructuring charge, the overall Company's direct margin (including the Developing Channels) was 23.3% for the nine-month period ended December 31, 2003.

        Direct loss (including the Developing Channels) was $16.1 million for the nine-month period ended December 31, 2003 compared to direct profit of $181.6 million for the nine-month period ended December 31, 2002, representing a decrease of $197.7 million, or 108.9%. The decrease is due to the significant decrease in the Entertainment Group's direct profit, which resulted in a loss of $169.9 million for the nine-month period ended December 31, 2003 compared to a profit of $52.9 million for the nine-month period ended December 31, 2002, representing a decrease of $222.8 million. Again this decrease is mainly due to the restructuring of the Entertainment Group as explained above. Offsetting this decrease is an increase in the direct profit of the Broadcast Group — Operating Channels, which increased $15.3 million to $84.0 million for the nine-month period ended December 31, 2003 from $68.7 million for the nine-month period ended December 31, 2002 as explained below.

        Excluding the restructuring charge to direct operating expenses in the Entertainment Group, the Company's direct profit (including the Developing Channels) was $149.2 million for the nine months ended December 31, 2003, representing a decrease of $32.4 million, or 17.8%, compared to the comparative nine-month period in the prior year.

        The Broadcast Group — Operating Channels' direct margin increased slightly over the nine-month period ended December 31, 2002. Specifically, the margin for the nine months ended December 31, 2003 increased to 58.0% from 57.2% for the nine months ended December 31, 2002. The increase results from increased advertising revenues in the nine-month period ended December 31, 2003 compared to the nine-month period ended December 31, 2002. As mentioned previously, direct operating expenses in the Broadcast Group include the amortization of broadcast rights and costs incurred to meet the Canadian Content Program Expenditure Requirements ("CPE"). The calculation of CPE is directly tied to the level of the previous year's regulated revenues and therefore increases in revenues in the current period will not necessarily result in a corresponding increase in current period direct operating costs.

        The Broadcast Group — Developing Channels' direct margin decreased to 49.1% for the nine months ended December 31, 2003 from 66.9% for the nine months ended December 31, 2002. This decrease is a result of increased amortization of broadcast rights as the channels mature.

        The Motion Picture Distribution Group's direct margin increased to 19.8% for the nine months ended December 31, 2003 compared to 16.7% for the nine months ended December 31, 2002. The increase in margin is due to an increase in the Domestic Distribution direct margin. The higher overall quality of Domestic Distribution's release slate during the nine months ended December 31, 2003 led to a reduction in provisions required for underperforming titles and this in turn led to an increase in the segment's direct margin.

        The Entertainment Group's direct loss for the nine-month period ended December 31, 2003 includes $24.0 million of direct profit from the CSI franchise, compared to $18.6 million in the prior year's comparable nine-month period. Direct margin of the Entertainment Group for the nine months ended December 31, 2003 includes a 30% margin on CSI revenues compared to 35% margin on CSI revenues in the comparative year nine-month period.

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product and include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses were $124.7 million for the nine-month period ended December 31, 2003 compared to $121.5 million for the year ended March 31, 2003. The increase in operating expenses is due to increases as set out below for the nine-month period, offset by lower costs from the shorter period represented by the nine months ended December 31, 2003 compared to the 12 months ended March 31, 2003.

        Operating expenses increased by $39.1 million, or 45.7%, to $124.7 million for the nine months ended December 31, 2003 from $85.6 million for the nine months ended December 31, 2002. The increase is comprised of a $3.4 million increase in the Broadcast Group, a $3.2 million increase in the Motion Picture Distribution Group, a $15.9 million increase in the Entertainment Group and a $16.6 million increase in Other Group.

        The increase in the Broadcast Group — Operating Channels is due to costs that are variable with the increased advertising and subscriber revenues, such as commissions and regulatory fees, as well as lower costs recovered to direct operating expenses. The increase in the Motion Picture Distribution Group is due to the timing of compensation related expenses. The Entertainment Group operating expenses for the nine-month period ended December 31, 2003 included some project related expenses, increased occupancy costs, increased professional fees, and provisions for doubtful accounts. In addition, cost recoveries declined in line with the decrease in productions. The increase in Other Group expenses is attributable to an $8.3 million one-time non-cash lease abandonment charge on one of the Company's leased locations and $1.8 million of costs related to the Company's interest in the structured financing business, stock option costs that the Company is expensing, and an increase in and timing of certain professional fees and other expenses incurred within the period.

        Earnings before undernoted (EBITDA)    For the nine months ended December 31, 2003, EBITDA (including Developing Channels operating losses) was ($140.8) million compared to $122.8 million for the year ended March 31, 2003, representing a decrease of $263.6 million. This decrease is due to the shorter fiscal period plus the charges related to the Entertainment Group restructuring activities and impairment charge effects on film and television assets due to foreign currency fluctuations on revenue projections used in the calculation of amortization, as well as higher operating expenses as noted above.

        For the nine months ended December 31, 2003, EBITDA (including Developing Channels operating losses) was ($140.8) million compared to $96.0 million for the nine months ended December 31, 2002, representing a decrease of $236.8 million, or 246.7%. As a percentage of revenue EBITDA margins decreased to a negative margin of 22.0% compared to a positive margin of 14.9% for the nine-month period ended December 31, 2002. The decrease in EBITDA percentage is due to the decrease in the Entertainment Group's direct margin as a result of the restructuring and foreign currency fluctuations, as well as the increase in the Other Group's operating expenses explained previously.

        The Broadcast Group — Operating Channels' EBITDA increased by 16.4% over the prior year nine-month period, with EBITDA of $56.7 million; the Broadcast Group — Developing Channels' operating loss improved by 36.4%, to $6.3 million, down from $9.9 million in the prior year's comparable nine-month period; the Motion Picture Distribution Group's EBITDA increased by 21.7% to $43.7 million; the Entertainment Group's EBITDA, excluding the restructuring charges of $166.0 million, was ($32.3) million compared to $40.4 million in the nine-month period ended December 31, 2002; and the Other Group's loss was $36.6 million compared to $19.1 million in the prior year comparable period.

        The decreases in the Other Group reflect the increases in operating expenses as noted previously. The Entertainment Group EBITDA of ($32.3) million, excluding the restructuring charges, includes approximately $28.4 million in charges to direct operating expenses relating to foreign currency fluctuations.

        Adjusted EBITDA    As previously defined on page 7, adjusted EBITDA for the nine months ended December 31, 2003 was $25.2 million compared to $122.8 million for the year ended March 31, 2003, representing a decrease of $97.6 million. This decrease reflects the shorter fiscal period as well as the impact of an impairment charge of approximately $28.4 million on film and television assets in the Entertainment Group, resulting from the impact of the strength in the Canadian dollar on revenue projections, used in the calculation of amortization of investment in film and television programs.

        For the nine months ended December 31, 2003 adjusted EBITDA was $25.2 million compared to $96.0 million for the nine months ended December 31, 2002, representing a decrease of $70.8 million, or 73.7%. As a percentage of revenue adjusted EBITDA margins decreased to 3.9% compared to 14.9% for the nine-month period ended December 31, 2002. Adjusted EBITDA excludes $165.3 million of charges included in direct operating expenses and $0.7 million of charges included in operating expenses related to the Entertainment Group restructuring (see note 3 to the Company's consolidated financial statements).

        Amortization    Amortization was $50.0 million for the nine months ended December 31, 2003 compared to $36.7 million for the year ended March 31, 2003. Amortization includes development costs charges, and amortization of property and equipment and other assets. This increase is primarily due to the write off of certain development costs as a result of the Company's review of its Entertainment operations as described in note 3 of the Company's consolidated financial statements. The impairment of development costs resulting from the Entertainment restructuring totaled $30.8 million and was directly related to decisions to abandon projects as a result of the decision to curtail production activities.

        Amortization was $50.0 million for the nine months ended December 31, 2003 compared to $22.7 million for the same period in 2002, representing an increase of $27.3 million. The increase is due primarily to the write off of certain development costs as explained above.

        Interest    Interest expense decreased $22.6 million to $62.4 million for the nine-month period ended December 31, 2003 compared to $85.0 million for the year ended March 31, 2003. The decrease is mainly due to the difference in length of the reporting periods.

        Interest expense increased $3.0 million to $62.4 million for the nine-month period ended December 31, 2003 compared to $59.4 million for the nine-month period ended December 31, 2002.

        A $5.0 million decrease in cash interest expenses is offset by an $8.0 million increase in non-cash interest charges. These non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital-intensive production activities, plus a relative increase in the amortization of interest previously capitalized. In addition, an increase in deferred financing charge amortization results from a pro rata write down of deferred financing costs related to the reduction to the authorized capacity of the Company's corporate senior revolving credit facility (see note 7 to the Company's consolidated financial statements). Additional deferred financing charges were also incurred in relation to the new senior revolving credit facility and term loan negotiated by the Motion Picture Distribution Limited Partnership.

        For the nine-month period ended December 31, 2003, interest expense is net of amounts capitalized to investment in film and television programs of $6.4 million compared to $9.9 million in the prior year nine-month period and includes $10.6 million compared to $7.3 million in the prior year nine-month period of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

        Deferred financing cost amortization totals $5.4 million for the nine-month period ended December 31, 2003 compared to $4.2 million in the prior year nine-month period.

        The majority of the reduction in the cash interest expense for the nine-month period ended December 31, 2003 compared to the prior year nine-month period relates to the impact of the strength of the Canadian dollar on the interest on the U.S. dollar denominated senior subordinated notes. In addition, cash interest also decreased as a result of the reduction in the senior revolving credit facility during the period. Net indebtedness (indebtedness less cash and cash equivalents) decreased from $615.9 million at December 31, 2002 to $373.0 million at December 31, 2003, a reduction of $242.9 million. The impact on indebtedness of the $0.28 change in the value of the Canadian dollar was $85.0 million.

        Equity Losses in Affiliates    Equity losses in affiliates decreased $3.2 million to $0.3 million for the nine-month period ended December 31, 2003 compared to $3.5 million for the year ended March 31, 2003. Equity losses in affiliates includes the Company's share of losses from its investments in two specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investment in ExtendMedia Inc. During the second quarter of fiscal 2003, the Company's ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method and consequently equity losses in affiliates have decreased.

        Equity losses in affiliates decreased $3.4 million to $0.3 million for the nine-month period ended December 31, 2003 compared to $3.7 million for the nine-month period ended December 31, 2002 due to the reason explained above.

        Income Taxes    The income tax provision for the nine months ended December 31, 2003 increased by $27.3 million to $44.1 million compared to the year ended March 31, 2003, due mainly to $117.5 million in valuation allowances primarily taken on the losses incurred in the Company's Entertainment Group. The effective income tax rate on adjusted operating earnings, excluding the $117.5 million of valuation allowances was 42.4% driven up in the period by Entertainment Group losses in legal entities in low tax rate jurisdictions.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss)) Operating loss for the nine-month period ended December 31, 2003 was $276.5 million compared to $15.5 million in the year ended March 31, 2003. Net operating loss for the nine-month period ended December 31, 2003 was $290.2 million, compared to a net operating loss of $23.9 million in the year ended March 31, 2003.

        Operating loss for the nine-month period ended December 31, 2003 was $276.5 million compared to an operating earnings of $2.5 million for the nine-month period ended December 31, 2002. Net operating loss for the nine-month period ended December 31, 2003 was $290.2 million, compared to a net operating loss of $5.3 million for the nine-month period ended December 31, 2002. On a per share diluted basis, net operating loss per share was $6.78 for the nine-month period ended December 31, 2003 compared to net operating loss per share of $0.12 in the comparable period in the prior year.

        Adjusted Operating Earnings (Loss)    As previously defined on page 7, adjusted operating loss for the nine-month period ended December 31, 2003 was $67.7 million compared to $2.5 million of adjusted operating earnings in the prior year comparative nine-month period. Adjusted net operating loss for the nine-month period ended December 31, 2003 was $156.5 million, compared to adjusted net operating loss of $5.3 million in the comparable period in the prior year. The adjusted net operating loss for the nine-month period ended December 31, 2003 includes a $117.5 million valuation allowance primarily on losses in the Company's Entertainment Group. On a per share diluted basis, adjusted net operating loss was $3.66 compared to adjusted net operating loss per share of $0.12 in the prior year comparative nine-month period.

        Dilution Gains    On October 15, 2003, the Company completed the restructuring of its motion picture distribution business into a Limited Partnership as part of an income trust structure immediately followed by an initial public offering of units of Movie Distribution Income Fund. The transaction resulted in a pre-tax gain to the Company of $145.1 million.

        Net Investment Gains (Losses)    In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership for consideration having a fair value of $11.5 million and resulting in a gain to the Company of $6.3 million. This gain was offset by impairment charges of $2.2 million and $3.6 million, which were recorded in respect of certain of its investments carried at cost and equity, respectively. Additionally, an investment gain of $0.5 million was recognized on a warrant to purchase shares of a publicly traded company, Point .360.

        Foreign Exchange Gains    The foreign exchange gain of $20.6 million primarily reflects the impact of the strength in the Canadian dollar on the un-hedged portion of the Company's senior subordinated $US 300.0 million debt.

        Unusual Items    Unusual items for the nine months ended December 31, 2003 include $12.0 million for severance and professional fees related to the restructuring of the Entertainment Group. Also included is the final production financing non-fulfilment payment of $1.3 million made to Serendipity Point Projects Inc. ("Serendipity") pursuant to an agreement dated July 18, 1998. The Company does not expect to make any further production financing non-fulfillment payments pursuant to this agreement.

        Net Earnings (Loss)    The net loss for the nine-month period ended December 31, 2003 was $169.6 million compared to $41.3 million for the year ended March 31, 2003. On a basic and diluted basis, net loss per share was $3.96 for the nine-month period ended December 31, 2003 compared to net loss per share of $0.97 for the year ended March 31, 2003.

        The net loss for the nine-month period ended December 31, 2003 was $169.6 million compared to $28.8 million for the nine-month period ended December 31, 2002. On a basic and diluted basis, net loss per share was $3.96 for the nine-month period ended December 31, 2003 compared to net loss per share of $0.67 in the nine-month period ended December 31, 2002.

Fiscal 2003 Compared to Fiscal 2002 (revised)

        Revenue    Revenue was $872.0 million for fiscal 2003 compared to $884.9 million for fiscal 2002, representing a decrease of $12.9 million or 1.5%. The decrease in revenue is the net result of an increase in the Company's Broadcast Group revenue, an increase in its Motion Picture Distribution Group revenue, more than offset by a decrease in revenue from its investment in SHAAELP and a decrease in revenue in the Company's Entertainment Group, the latter the result of a planned reduction of higher cost, lower margin productions.

        Effective April 1, 2002, the Company's 50% share in the two French-language channels, Series+ and Historia, was transferred to Operating Channels from their previous Developing Channels status. The prior year's results continue to reflect their Developing Channels status at that time.

        For the year ended March 31, 2003, the Broadcast Group — Operating Channels recorded a 26.3% growth in revenue from $129.8 million to $164.0 million. This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty television channels and audience growth continued into fiscal 2003. While the Operating Channels' subscriber revenues saw increases of 8.8% for the year, advertising and other revenues increased by 48.3% in the year. Operating Channels' advertising revenue, on its own, increased by 57.1% for the year ended March 2003 compared to the previous year. On a same "store basis", after taking into account the transfer of the Company's French-language channels from Developing Channels to Operating Channels status in the fiscal 2003, the Operating Channels' advertising revenues increased by 49.3% over the prior fiscal year.

        The Broadcast Group — Developing Channels' revenue was $18.9 million in the year ended March 31, 2003 compared to $11.1 million in the prior fiscal year, representing an increase of $7.8 million, or 70.3%. Developing Channels now include only the Company's digital specialty television channels, which were launched towards the end of the September 2001 quarter. As detailed in statistics provided by Nielsen Media Research for the period from January 6, 2003 to March 30, 2003, three of the Company's seven digital channels were ranked among the top 10 digital specialty television channels for viewers aged 25 to 54. In particular, Showcase Action was ranked number one. (See note 26 to the consolidated financial statements of the Company for a definition of Developing Channels.)

        The Motion Picture Distribution Group's revenue was $384.2 million in fiscal 2003 compared to $318.0 million in the prior fiscal year, representing an increase of $66.2 million, or 20.8%. This increase is due to substantially increased revenue in Domestic Distribution and additionally to revenue growth in Momentum Pictures, its U.K. distribution company. Domestic Distribution revenue increased by 20% in the year ended March 31, 2003, due to strong video/DVD sales led by the first installment of the The Lord of the Rings trilogy, The Fellowship of the Ring, Austin Powers in Goldmember, Blade 2, The Others and Spy Kids 2, in addition to the second installment of The Lord of the Rings trilogy, The Two Towers, outperforming the theatrical release of the first installment. Domestic Distribution released 79 titles theatrically in the year ended March 31, 2003, compared to 83 titles in the year ended March 31, 2002. Additionally, 208 videos and 253 DVDs were released in fiscal 2003, compared to 192 videos and 200 DVDs released in fiscal 2002. Momentum Pictures continued to show positive growth with a year-over-year revenue increase of 41%, attributable to video/DVD sales of Crossroads, Amelie, 51st State and CSI: Crime Scene Investigation plus the television sale of Rocky and Bullwinkle. In fiscal 2003, Momentum Pictures released 15 titles theatrically as well as 37 videos and 35 DVDs. Comparatively, in fiscal 2002, there were 14 theatrical releases, 52 video and 61 DVD releases. Revenue from Momentum Pictures comprises 20% of fiscal 2003 revenue of the Motion Picture Distribution Group, compared to 17% in fiscal 2002.

        Revenue from Equicap Financial Corporation declined in the year, as the Company continued to wind down this business.

        The Entertainment Group's revenue was $303.4 million for fiscal 2003 compared to $412.3 million in the prior fiscal year, representing a decrease of $108.9 million or 26.4%. The decrease in revenue directly results from the intentional delivery of fewer high priced, lower margin dramas in fiscal 2003 compared to the prior fiscal year. Specifically, in the year ended March 31, 2003, total television series, movies-of-the-week ("MOWs") and mini-series hours delivered were 77.0, compared to 189.0 delivered in the prior fiscal year. CSI: Crime Scene Investigation and CSI: Miami ("CSI") account for 42.5 of the 77.0 hours and represent 35% of the Entertainment Group's revenues in fiscal 2003 compared to 11% in fiscal 2002. Total television hours delivered in fiscal 2003 was 194.0 hours compared to 355.5 in fiscal 2002.

        Other revenue, which includes revenue from SHAAELP and other corporate investments, was $1.5 million in the year ended March 31, 2003 compared to $13.7 million in the prior year, representing a decrease of $12.2 million. This decrease is a reflection of the changes to the matchable expenditure rules of the Income Tax Act (Canada). With respect to SHAAELP, the Company continues to pursue the non-Canadian component of this business in the U.K. and abroad.

        Direct Profit (Loss)    Direct profit (loss) is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct profit (including the Developing Channels) was $244.3 million in fiscal 2003 compared to $243.9 million in the prior fiscal year, representing an increase of $0.4 million, or 0.2%. As a percentage of revenue, direct margin (including the Developing Channels) increased from 27.6% in the year ended March 31, 2002 to 28.0% in the year ended March 31, 2003.

        The Broadcast Group — Operating Channels' direct margin decreased slightly over the prior fiscal year. Specifically, the fiscal 2003 margin decreased to 57.8% from 58.9% in the prior fiscal year.

        The Broadcast Group — Developing Channels' direct margin increased to 61.4% in fiscal 2003 from 27.0% in fiscal 2002. This increase reflects the start-up nature of these channels and the increased expected benefit from programming as these channels mature. The year-over-year change in direct margin is also effected by the transfer of the more mature French-language channels, Series + and Historia, from their Developing Channels status to Operating Channels status.

        The Motion Picture Distribution Group's direct margin decreased to 16.6% in fiscal 2003 compared to 22.7% in the prior fiscal year. This decline in direct margin is due to a change in the composition of the Motion Picture Distribution Group's distribution revenue in the period, along with the lower contribution from Equicap as the Company continues to wind down this business.

        After taking into account the change in accounting, for fiscal 2003 and prior fiscal years, for the Company's CSI television series the Entertainment Group's direct margin increased to 24.0% in fiscal 2003 compared to 19.1% in the prior fiscal year. This increase resulted primarily from the higher proportion of hours delivered from the CSI: Crime Scene Investigation franchise with the addition of CSI: Miami in fiscal 2003. This increase also continues to illustrate the Company's focus on higher margin production projects.

        Other direct margin, which has historically been primarily the recognition of the net revenue from SHAAELP, contributed 0.6% of the Company's total direct margin for the year ended March 2003, compared to a contribution of 5.6% in the prior fiscal year. As expected, the Company's earnings from SHAAELP have declined due to changes in the matchable expenditure rules of the Income Tax Act (Canada).

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product which include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses increased by $8.9 million, or 7.9%, to $121.5 million in fiscal 2003. The increase in operating expenses is a net result of the continued growth in Momentum Pictures, increased advertising revenue commissions for the Broadcast Group — Operating Channels and the seven new specialty television channels, most of which were launched in September 2001, offset by savings from restructuring initiatives in the Entertainment Group.

        Earnings before undernoted (EBITDA)    In fiscal 2003, EBITDA (including Developing Channels operating losses) was $122.8 million compared to $131.3 million in fiscal 2002, representing a decrease of $8.5 million, or 6.5%. The $8.5 million decrease comprises an increase of $10.9 million in the Broadcast Group — Operating Channels, and a decrease in losses of $3.7 million in the Broadcast Group — Developing Channels. Offsetting these increases was a decrease of $10.4 million in the Motion Picture Distribution Group and a decrease of $5.2 million in the Entertainment Group and an increase in losses of $7.5 million in Other, primarily resulting from the decreased earnings from SHAAELP. As a percentage of revenue, EBITDA decreased from 14.8% in 2002 to 14.1% in fiscal 2003.

        Amortization    Amortization was $36.7 million in fiscal 2003 compared to $18.8 million in the prior year, representing an increase of $17.9 million. Amortization includes development costs charges, and amortization of property and equipment and other assets. The increase is due mainly to an increase in development costs charges and the amortization of broadcast equipment, which had been purchased for the launch of the Company's new specialty television channels throughout fiscal 2002, plus a one-time amortization charge of $2.1 million related to the disposition of assets in U8TV. In accordance with SOP 00-2, development costs are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. As a result, with the new accounting rules, development costs charges may fluctuate significantly from quarter to quarter depending upon when a development project was first initiated.

        Interest    For the year ended March 2003, interest expense increased by 13.3%, from $75.0 million to $85.0 million. Despite the significant increase in interest expense, cash interest expense increased by only $0.8 million year over year. The increase in interest expense is due to a lower amount of interest capitalized to investment in film and television programs in 2003, which is in line with the Company's production reduction strategy, plus a relative increase in the amortization of interest previously capitalized.

        Specifically, for 2003, interest expense is net of amounts capitalized to investment in film and television programs of $11.7 million compared to $20.0 million in the prior fiscal year and includes $9.7 million compared to $8.9 million in the prior fiscal year of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

        Equity Losses in Affiliates    Equity losses in affiliates include the Company's share of losses from its investments in two new specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investments in Headline Media Group ("HMG") and ExtendMedia. During the second quarter of 2003, the Company's ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method, and therefore, in future years will no longer report equity earnings or losses on the investment. The investment in HMG is now accounted for using the cost method.

        Income Taxes    The fiscal 2003 income tax provision increased by $9.8 million to $16.8 million due mainly to valuation allowances taken on the losses incurred in the Company's non-wholly owned new specialty television channels.

        Operating Earnings    As previously defined on page 7, operating loss for fiscal 2003 was $15.5 million compared to operating earnings of $20.1 million in the prior fiscal year. Net operating loss for fiscal 2003 was $23.9 million, compared to net operating earnings of $13.2 million in the prior fiscal year. On a per share diluted basis, net operating loss was $0.56 compared to net operating earnings of $0.33 in the prior fiscal year.

        Included in operating earnings for the prior year are earnings from SHAAELP of $11.8 million. On a per share basis, this contributed $0.18 towards the prior fiscal year's net operating earnings per share. The Company's objective is to replace this revenue stream with a more stable and predictable, and therefore higher quality, earnings stream from its three core Operating Groups.

        Operating earnings for fiscal 2003 reflect a higher amortization expense and higher non-cash interest charges than in the prior year. With respect to interest charges, as previously mentioned, the net difference between the capitalization of interest and the amortization of interest is lower in fiscal 2003 by $9.1 million. (See note 16 to the consolidated financial statements of the Company). This change results directly from the Company's ongoing production reduction strategy.

        Net Investment Losses    In February 2003, the Company completed a review of the value of its investment in HMG as a result of recent information pertaining to the financial condition of the investee. The review resulted in the Company recording an impairment charge of $24.1 million. Also included in net investment losses for fiscal 2003 are non-cash impairment charges of $14.5 million, the most significant of which relate to charges for the Company's investments in SHAAELP and Lifeserv.

        Unusual Items    Unusual items in fiscal 2003 include $5.4 million of production financing non-fulfillment payments made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. ("Serendipity") plus $0.6 million in severance and professional fees related to the elimination of 37 positions in the Broadcast Group and $3.9 million in severance and professional fees related to the elimination of 33 positions in the Entertainment Group.

        Net Earnings (Loss)    The net loss for fiscal 2003 was $41.3 million compared to net earnings of $28.3 million in the prior year. On a basic and diluted basis, net loss per share was $0.97 in fiscal 2003 compared to basic and diluted net earnings per share of $0.71 in the prior fiscal year.

        Included in net earnings (loss) for fiscal 2003 are unusual items related to Serendipity totaling $5.4 million (or an after-tax impact of $0.08 per share) and non-cash impairment charges totaling $38.6 million (or an after-tax impact of $0.85 per share). Additionally, the prior fiscal year's results included non-taxable, non-recurring dilution gains of $11.5 million (or an after-tax impact of $0.29 per share) and $11.8 million in earnings from SHAAELP (or an after-tax impact of $0.18 per share).

        Net earnings (loss) for fiscal 2003 were also affected by the April 1, 2002 retroactive adoption of the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation". The impact of the adoption on the Company's statement of earnings (loss) was to record a pre-tax foreign exchange gain of $12.0 million in 2003 (or an after-tax impact of $0.24 per share) and a loss $1.5 million (or an after-tax impact of $0.03 per share) in the prior year. On April 1, 2002, the Company also adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." There was no impact on net earnings (loss) or earnings (loss) per share as a result of the adoption.

        On April 1, 2002, the Company prospectively adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Commencing April 1, 2002, the Company began expensing all stock-based compensation and payments. The impact on the year ended March 31, 2003 was $0.2 million and had no material impact on basic and diluted earnings (loss) per share.

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of the Company's operating results on a quarterly basis for the 12 months ended December 31, 2003 and 2002 (in millions of Canadian dollars except per share amounts):

	Quarter Ended				Quarter Ended
	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002
		(revised)	(revised)	(revised)	(revised)	(revised)	(revised)	(revised)
	(unaudited)				(unaudited)
Revenue	267.8	212.7	159.7	225.8	250.2	237.5	158.5	231.0
Direct profit (loss)	(113.5)	61.4	36.0	62.7	66.0	61.3	54.3	59.9
Earnings (loss) before undernoted (EBITDA)	(166.9)	20.6	5.5	26.8	31.3	35.6	29.1	26.4
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)	(244.6)	(9.8)	(22.1)	(18.0)	4.1	1.4	(3.0)	(5.5)
Net earnings (loss) before discontinued operations[1]	(136.6)	(10.2)	(7.1)	(11.9)	(25.9)	(11.3)	8.7	(2.8)
Net earnings (loss)[1]	(151.7)	(10.8)	(7.1)	(12.5)	(26.0)	(11.0)	8.2	—
Earnings (loss) per Common Share before discontinued operations
Basic	($3.19)	($0.24)	($0.17)	($0.28)	($0.61)	($0.26)	$0.20	($0.07)
Diluted	($3.19)	($0.24)	($0.17)	($0.28)	($0.61)	($0.26)	$0.20	($0.07)
Earnings (loss) per Common Share
Basic	($3.54)	($0.25)	($0.17)	($0.29)	($0.61)	($0.26)	$0.19	—
Diluted	($3.54)	($0.25)	($0.17)	($0.29)	($0.61)	($0.26)	$0.19	—

1
During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position of the Company were changed for fiscal 2003 and the year ended March 31, 2002 ("fiscal 2002") (see note 29 to the Company's consolidated financial statements). A portion of the charges identified for net underaccruals of distribution and participation liabilities and a portion of the errors in the elimination of certain intercompany transactions related to the quarters ending June 30, 2003 and September 30, 2003. The preceding table reflects the revised results of operations for the quarters ended June 30, 2003 and September 30, 2003, fiscal 2003 and fiscal 2002.

In
addition, direct profit for the nine months ended December 31, 2003 includes an impairment charge of approximately $28.4 million on film and television assets resulting from the impact of the strength in the Canadian dollar on revenue projections used in the calculation of amortization of investment in film and television programs. A portion of this impairment charge related to the quarters ended June 30, 2003 and September 30, 2003. Accordingly, the previously reported results of operations for these quarters were revised to reflect the appropriate portion of the impairment charge.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, revenues, particularly in the Entertainment Group and the Motion Picture Distribution Group, are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter. Advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

        Revenue for the three-months ended December 31, 2003 was $267.8 million compared to $250.2 million for the three-month period ended December 31, 2002. The decrease in revenue is the result of a decrease of $15.4 million in the Entertainment Group's revenue, which was partially offset by a $12.0 million increase in the Broadcast Group's total revenue and a $21.1 million increase in the Motion Picture Distribution Group's revenue. The decrease in the Entertainment Group's revenue was due to fewer deliveries of drama productions in the quarter. The increases in the Broadcast Group and Motion Picture Distribution Group revenues was due to an increase in advertising revenues across all channels, and the strong performance of the theatrical and video/DVD release slate respectively.

        Direct loss, EBITDA, and operating loss for the three-month period ended December 31, 2003 were $113.5 million, ($166.9) million and $244.6 million, respectively compared to a direct profit, EBITDA and operating earnings of $66.0 million, $31.3 million and $4.1 million for the three-month period ended December 31, 2002. This decrease was primarily due to charges resulting from the extensive review of the Entertainment Group operations. As disclosed in note 3 of the Company's consolidated financial statements, a charge of $165.3 million was included in direct operating costs in the quarter ended December 31, 2003. The three-month period ended December 31, 2003 also includes $15.1 million of the previously mentioned impairment charge on film and television assets resulting from the impact of the strength of the Canadian dollar on revenue projections used in the calculations of amortization of investment in film and television programs.

        Operating expenses increased by $18.7 million to $53.4 million for the three-months ended December 31, 2003 compared to $34.7 million for the three months ended December 31, 2002. This increase consists of a $2.2 million increase in the total Broadcast Group, $0.4 million for the Motion Picture Distribution Group, $12.8 million in the Entertainment Group and $3.3 million in the Other Group. The Entertainment Group increase is primarily a result of $9.7 million of additional provisions for doubtful accounts in the three-month period ended December 31, 2003. The Entertainment Group operating expenses also reflect lower capitalized costs directly as a result of lower production volumes. The increase in operating costs in the Other Group relates to the expensing of stock-based compensation plus an increase in and timing of certain professional fees and other expenses incurred within the period.

        Loss before discontinued operations was $136.6 million for the three months ended December 31, 2003 compared to a loss of $25.9 million for the three months ended December 31, 2002.

Liquidity and Capital Resources

        The nature of the Company's business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the senior revolving credit facility and the current portion of term loans, was a deficiency of $211.4 million at December 31, 2003 compared to a deficiency of $417.5 million at March 31, 2003, representing an increase of $206.1 million.

        The Company's operating cash flow, defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment, for the nine-month period ended December 31, 2003 was an outflow of $41.2 million compared to an outflow of $90.5 million for the comparative nine-month period ended December 31, 2002, and a $120.0 million outflow and a $193.6 million outflow for the twelve-month periods ended March 31, 2003 and March 31, 2002, respectively. The operating cash outflow of $41.2 million for the nine-month period ended December 31, 2003 represents an improvement of $49.3 million over the nine-month period ended

December 31, 2002 and reflects the Company's previously articulated strategy to significantly reduce its capital-intensive production activities.

        In the nine-month period ended December 31, 2003, the Company reduced prime time drama production to just 58 hours, 53.4% of which were part of the CSI franchise. This compares to 56 hours in the prior year nine-month period, and 140 hours in the nine-month period two years prior. The twelve-month period ended March 31, 2003 reflected the delivery of 77 hours of prime time drama production compared to 189 hours for the year ended March 31, 2002.

        The Company anticipates that the continued ratings success of CSI will result in significant bonus payments for the Company, CBS Productions and other third party participants. The Company intends to use these payments to pay down debt.

        The Company's free cash flow, defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities, for the nine-month period ended December 31, 2003 was $115.4 million compared to $36.8 million for the year ended March 31, 2003 and ($111.8) million for the year ended March 31, 2002. The $115.4 million free cash flow for the nine months ended December 31, 2003 represents an improvement of $123.3 million over the free cash flow for the comparative nine-month period ended December 31, 2002.

        Any deficiencies in the Company's free cash flow are typically funded by the Company's $325.0 million senior revolving credit facility or by debt or equity issuances. As at December 31, 2003, the Company had committed undrawn credit facilities of $257.7 million, including the outstanding letters of credit of $67.3 million.

        The Company's net debt, which comprises the senior revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, decreased over the prior year by $165.4 million, from $538.4 million at March 31, 2003 to $373.0 million at December 31, 2003, primarily as a result of monetizing 49% of the value of the Company's Motion Picture Distribution Group assets, plus improvements in free cash flow in the nine months ended December 31, 2003. Excluding the $52.0 million impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $113.4 million in the nine-month period ended December 31, 2003.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in its motion picture distribution business. As planned, these funds have been used to significantly pay down the Company's debt in the current quarter. The Company continues to consolidate the operations of Distribution LP into the Company's results. Even though a $75.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distribution of Distribution LP's unit. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units.

        As previously explained, subsequent to the period end on May 12, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74.0 million (45.0 million euros). The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, a private placement of units of the Fund ("Units") and cash on hand. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary limited partnership units ("Ordinary LP Units") of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of approximately $30.6 million from the offering of Ordinary LP Units, (see note 31 to the Company's consolidated financial statements).

        Commitments    As disclosed in the notes to the consolidated financial statements, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, credit facilities, certain broadcast intangible assets, production financing and senior subordinated notes. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's senior revolving credit facility (in millions of Canadian dollars).

	2004	2005	2006	2007	2008	Thereafter	Total
Senior subordinated notes principal*	—	—	—	—	—	389.0	389.0
Interest on senior subordinated notes*	50.7	50.7	50.7	50.7	50.7	48.6	302.1
Broadcast and distribution rights[1]	83.1	78.4	46.3	10.6	7.2	—	225.6
Operating leases[2]	16.4	16.2	12.9	9.7	9.5	86.5	151.2
Production financing arrangements*	32.9	25.2	1.6	—	—	—	59.7
Broadcast intangibles acquisition liabilities	3.4	2.0	1.0	—	—	—	6.4
Consulting contracts[3]	0.8	0.8	0.8	0.8	0.8	—	4.0
Term loans principle	3.3	1.1	75.0	—	—	—	79.4

Total contractual obligations	190.6	174.4	188.3	71.8	68.2	524.1	1,217.4

*
Based on a U.S foreign exchange rate of $1.30, consistent with the rate as at December 31, 2003.

1
At December 31, 2003, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future expenditures of $225.6 million, which are not reflected on the balance sheet.

2
The Company is committed with respect to operating leases for office premises and equipment for the next 15 years, which are not reflected on the balance sheet.

3
During the current nine-month period the Company entered into an arrangement with two former senior officers for them to provide consulting services to the Company for a five-year period ending December 31, 2008, for a fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million (refer to the note 28 to the Company's consolidated financial statements).

        Senior Revolving Credit Facility    As at December 31, 2003, the senior revolving credit facility provides up to $300.0 million in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The available credit for the facility was reduced from $525.0 million to $300.0 million during the nine months ended December 31, 2003. During the nine months ended December 31, 2003, the full balance was repaid.

        As at December 31, 2003, Distribution LP has a revolving credit facility that provides up to $25.0 million in borrowings bearing interest at rates ranging from the Canadian prime rate and the U.S. base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 31, 2004. As at December 31, 2003, Distribution LP had unused credit facilities aggregating $25.0 million.

        Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the notes at specified redemption prices plus accrued interest to the date of redemption.

        Term Loans    Term loans include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP. At as December 31, 2003 the $75.0 million non-revolving credit facility held by Distribution LP was fully drawn.

        Capital expenditures    As at December 31, 2003 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for 2004 will be funded primarily from cash flow from operations.

        The Company has had historical success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. The Company believes that the availability of our current committed, or a renewed, senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

        Since the first quarter of fiscal 2002, the Company reduced its net debt from a peak of $729.7 million to $373.0 million on December 31, 2003. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. In calendar 2004, the Company expects to refinance its existing 13% senior subordinated notes. The notes are redeemable at the option of the Company in whole or in part at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100.0% of the principal amount after December 15, 2004 plus accrued and unpaid interest. With a continued keen focus on generating free cash flow, the Company expects that debt reduction will continue to accelerate and interest expense will decline significantly in the future.

Related Party Transactions

        In the normal course of business, the Company acquires, at fair value, broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, these purchases totaled $5.1 million. At December 31, 2003, included in accounts payable, are amounts due to these related parties of $4.3 million.

        The Company has entered into trademark and franchise payment agreements, at fair value, with minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, the Company paid $3.0 million related to such agreements. At December 31, 2003, the amount due to these related parties was $8.1 million of which $5.4 million is included in long-term liabilities pertaining to certain broadcast intangible assets described in note 7 to the Company's consolidated financial statements.

        At December 31, 2003, included in accounts receivable, the Company has $0.5 million of shareholders loan due from a minority interest that exerts significant influence over a subsidiary of the Company. During the year ended March 31, 2003, the Company provided loans, primarily for the purpose of financing working capital requirements, of $2.3 million to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0 million. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2003 is $3.7 million due from these related parties. During the nine months ended December 31, 2003 the Company recognized interest income of $0.4 million in connection with these loans.

        Loans, primarily for the purpose of share purchase, of $2.3 million are due from senior officers. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

        The Company entered into an arrangement with two former senior officers who, together with two other senior officers jointly control the Company, to provide consulting services for a five-year period ending December 31, 2008. This arrangement has fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million, depending upon achievement of targets. No amounts were recognized during the current nine-month period in connection with this contract.

        Upon the creation of the Fund, $13.1 million of issue costs related to the issuance of the Units of the Fund were borne by Distribution LP. These issue costs were deducted from the partners' capital of Distribution LP at the date of formation.

        On October 15, 2003, the Fund, and its wholly owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 million in connection with the Support Agreement.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At June 1, 2004 the Company had 2,971,171 Class A Voting Shares and 40,038,672 Class B Non-Voting Shares outstanding compared to 3,220,271 Class A Voting Shares and 39,617,218 Class B Non-Voting Shares outstanding as at December 31, 2003. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting only in certain circumstances.

Off Balance Sheet Arrangements

        The Company has entered into various production financing arrangements with various unrelated UK limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The cash proceeds placed in trust represent the discounted future lease payments due to limited partnerships. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $160.1 million as at December 31, 2003.

        The Company believes that the possibility of these arrangements being terminated is remote as the right to terminate arises only if the bank guarantor fails to meet its obligations.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 24.8% of the Company's revenues for the nine months ended December 31, 2003 were derived from its foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on the Company's results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated senior subordinated notes and expenditures on certain film and television programs. As at December 31, 2003, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at December 31, 2003, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

        Portfolio Risk    The Company owns various warrants and exchange rights to purchase shares in publicly traded companies. These amounts are recorded in the financial statements at their market value. The market value of these rights may vary substantially and have an adverse impact on the Company's results of operations, prospects or financial condition. During the nine months ended December 31, 2003 the Company recognized gains of $0.5 million in marking these rights to market.

Critical Accounting Policies and Estimates

        The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates. For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements.

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2"). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

        As previously explained, the Company conducted an extensive review of its Entertainment Group operations and concluded that it would significantly and permanently reduce the size and scope of its production business. As a result, management's estimates of total revenue from all media and markets for certain titles held by the Entertainment Group were revised, resulting in the recognition of a $158.9 million write-down to investment in film and television programs during the nine months ended December 31, 2003. This write-down is included in direct operating costs for the period. No further write-downs of Entertainment Group investment in film and television programs are anticipated in connection with this restructuring.

        Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write down will not have a significant impact on its results of operations, prospects or financial condition.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings. The Company recorded in investment losses (gains) line on the statement of earnings (loss) non-cash impairment charges of $5.8 million for the nine months ended December 31, 2003, $38.6 million and $1.0 million, for the twelve months ended March 31, 2003 and 2002, respectively.

        Goodwill and Broadcast Licences    On April 1, 2001, the Company adopted the recommendations of the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences of the Company are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Impairment indicators include the existence of significant restructuring plans, the existence of significant adverse changes in the business climate and the existence of significant write-downs of assets. Fair value is based on discounted estimated future cash flows from operations. Based on the valuation testing performed for the nine months ended December 31, 2003, the Company determined that its goodwill and other intangible assets were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

        Provisions    Balance sheet provisions for accounts receivable, loans receivable, future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant.

        The provision for accounts receivable is based on specifically identified accounts where management believes that collection is doubtful. These accounts are identified based on customer knowledge and past experience. Historically, management's estimate of the required provision has been adequate.

        The provision for loans receivable is based on specifically identified loans where management believes that collection is doubtful.

        In recording future tax assets, the Company has established a valuation allowance against a portion of these based on a current assessment of the recoverability of these future tax assets. Management's assessment of the Company's ability to realize future income tax assets is performed on a legal entity basis and is based on existing tax laws and estimates of future taxable income. Where, in the opinion of management, the value of future income tax assets exceeds the estimate of amounts expected to be realized, a valuation allowance is recorded to reduce the future income tax asset. If the Company's assessment changes in the future, the valuation allowance will increase or decrease accordingly, resulting in corresponding decreases or increases in income, respectively, in that period. The valuation allowance is in no way indicative of the availability of income tax losses or other timing differences to offset future profits earned. Rather, the valuation allowance reduces the future income tax asset to management's estimate of the future tax asset that will be realized as a reduction of cash income taxes paid in the future. The Company is considering certain potential tax planning strategies, which, if implemented, should result in the realization of sufficient income to offset a substantial portion of the valuation allowance reported in the current period. Since the reversal of the current period's valuation allowance will eliminate income tax expense in a future profitable year, management expects that, as the Entertainment Group loss carryforwards are used, the effective tax rate will be lower than the statutory rate.

        The provision for returns of product is based on historical return patterns. Product returns are generally linked to the theatrical success of individual titles. Management tracks sales performance on a regular basis to establish adequate returns provisions on a title-by-title basis.

        Provisions for legal issues are based on management's best estimate of the probable outcome and resolution of legal matters.

        The above estimates are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on the Company's results of operations, prospects or financial condition.

        Income tax reassessments    The Company is subject to periodic reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In November 2003 and December 2002, a subsidiary of the Company received provincial and federal income tax reassessments respectively for approximately $19.8 million, including interest and penalties. The provincial and federal income tax reassessments relate to the same issues. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessments run counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

Accounting Changes and Recent Accounting Pronouncements

        On April 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no impact on the Company's results of operations or financial position.

        In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which was effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP (refer to note 18 of the Company's consolidated financial statements).

        In 2003, the CICA issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as a source of authority, and accordingly will adopt the following changes:

  (1)
  The recognition of government financing and assistance will change from revenue to a reduction of the related production costs.

  (2)
  The amortization of interest previously capitalized will be recorded as a direct operating expense rather than as interest expense.

        These changes will be applied prospectively commencing January 1, 2004.

        In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section will be applied retroactively effective January 1, 2004. The adoption of the Section will not have a significant impact on results of operations.

        In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has not yet determined the impact of the adoption of this standard on its financial results.

Financial Instruments

        The estimated fair values of financial instruments as at December 31, 2003 and March 31, 2003 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, senior revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

        Financial instruments with carrying values different from their fair values include:

	December 31, 2003
	Carrying Value	Fair Value
	(in millions of Canadian dollars)
Financial assets
Accounts receivable	277.8	274.1
Investments	17.8	30.6
Financial liabilities
Senior subordinated notes	389.0	443.5

        The fair value of accounts receivable is based on discounting future cash flows using rates currently available for similar instruments. The Company has not discounted these receivables as it expects to recover their carrying amounts fully by holding them to maturity. At December 31, 2003, included in accounts receivable are amounts due beyond December 31, 2004 totaling $30.9 million.

        The fair value of investments is based on the trading value of publicly traded investees at December 31, 2003.

        The fair value of the senior subordinated notes is based on the trading price of the notes at December 31, 2003.

Industry Risk and Uncertainties

        The television and motion picture industries and specialty cable broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty cable television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty cable television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company's control. A lack of audience acceptance for the Company's television programs, motion pictures or specialty cable television channels could have an adverse effect on its businesses, results of operations, prospects and financial condition.

        In addition, television and motion picture production and distribution costs, as well as the Broadcast Group's programming costs, continue to rise. The Company's businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of the Broadcast Group's revenue is from advertising sales. The Company competes for advertising sales with other television channels, radio and print media. The Company's inability to generate advertising revenue could adversely affect its operating results, prospects or financial condition. Specialty cable television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty cable television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of the Company's television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. The Company cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty cable television channel.

        The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although the Company generally completes productions within budget, the Company cannot be certain that it will continue to do so. On certain productions we maintain insurance policies ("completion bonds") covering certain of these risks and the Company intend to continue such practices. The Company cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that the Company will obtain completion bonds in every case. In the event of substantial budget overruns the Company may have to seek additional financing from outside sources in order to complete production of a project. The Company cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, the Company cannot be certain that it will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on the Company's businesses, results of operations, prospects and financial condition.

        The Company's specialty cable television channels are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"), which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew any of its licences on favourable terms, or at all, would have an adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty cable television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

        The Canadian broadcast, production and distribution industries are supported by various government and private initiatives to foster the creation of Canadian film and television programming. The private mechanisms are often mandated by the CRTC in response to change of control of a regulated asset. These initiatives and government programs make up the complex system of financial support for the industry. Any change in the nature of these programs or their interactions with each other may provide risk to the Company's broadcast, production and distribution businesses. As well, if the CRTC's general approach to licencing broadcast services and to requiring Canadian content as part of any licence were to change, it could change the market for programs as well as the value of the Company's current specialty television licences.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect the Company's relationships with foreign partners in broadcasting or its position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production the Company's broadcast business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since the Company's broadcast conditions of licence determine its original production needs, these reviews and modifications could be a risk to some of the Company's specialty television channels.

        As part of the Company's business strategy, we intend to continue expansion of the Company's non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of revenue from outside of Canada. The Company's ability to maintain or expand its international business, as well as its ability to contract upon favourable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, the Company cannot be certain that its international operations will continue to be successful.

        The Company's Motion Picture Distribution Group obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, the Group has exclusive output agreements with a limited number of U.S.-based independent studios, including New Line Cinema, Miramax Films and Focus Features and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom, the Group most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in that territory. Overall, a relatively small number of producers represent a substantial proportion of the Motion Picture Distribution Group's total revenue. For example, in the year ended March 31, 2003 ("fiscal 2003"), distribution rights for eight of the top ten motion pictures distributed by the Group, measured by theatrical box office receipts, were acquired under the output agreements with New Line Cinema, Miramax Films and Focus Features. In addition, in the nine-months ended December 31, 2003 ("fiscal 2004"), motion pictures acquired under these three output agreements accounted for approximately 72% of the Group's revenue. Management believes that the Motion Picture Distribution Group's financial performance is, and will continue to be, substantially dependent on the Group's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance.

        The Motion Picture Distribution Group has longstanding relationships with its three principal content suppliers and has renewed the relevant output agreements on multiple occasions. However, each of these agreements will expire between 2005 and 2007 and there can be no assurance that all or any of them will be renewed at all, or on terms as favourable to the Company as the current agreements. In particular, any of the Motion Picture Distribution Group's content suppliers could instead elect to enter into exclusive distribution agreements with a competitor of the Company. Certain of the independent studios with which the Company currently has a significant Canadian distribution relationship, including Miramax, New Line and Focus Features, are affiliates of major studios that have their own distribution capability in Canada. There can be no assurance that these or other content suppliers to the Motion Picture Distribution Group would not determine, or be required by their respective affiliates, to use this captive distribution capability rather than contracting with the Company for distribution rights. The loss of one or more of these distribution agreements with a significant content supplier could have a material adverse effect on the business of the Motion Picture Distribution Group.

        The entertainment industry in general, and the motion picture distribution industry in particular, continues to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of motion pictures and television series. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. Although the Company has benefited from the rapid growth in the DVD market, there can be no assurance that such growth and penetration rates will continue. Additionally, technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicenced broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirate motion pictures rather than pay for legitimate motion pictures.

        The independent studios' need for distributors is based in part on the fact that the studios would incur substantial film print costs if they attempted to directly distribute their motion pictures on a worldwide basis. Partly because of these significant print costs, certain independent studios choose to retain distributors in national markets, thereby sharing the cost and risks associated with worldwide distribution among a number of different strategic partners. Technological developments permitting the digital distribution of motion pictures as an economic basis and its general adoption within the industry could reduce film print costs significantly, thereby making it more attractive for producers to distribute their own motion pictures. Although this technology has yet to be widely adopted by exhibitors (due in part to the significant capital costs that would be associated with the widespread adoption of this technology), expansion of this technology could adversely affect the Motion Picture Distribution business.

        Distribution rights to motion pictures are granted legal protection under the copyright laws of Canada, the United Kingdom and most other foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. From time to time, various third parties contest or infringe upon the Company's intellectual property rights. There can be no assurance that the Company's actions to establish and protect trade-marks and other proprietary rights will be adequate to prevent imitation by others of motion pictures distributed by the Company or to prevent third parties from seeking to block the Company's distribution of motion pictures as a violation of their trade-marks and proprietary rights. Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company's trade-marks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada or the United Kingdom.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of motion pictures delivered or made available to various distribution platforms during that period, none of which can be predicted with certainty. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. In addition, where the Motion Picture Distribution Group obtains distribution rights under an output agreement or multi-picture agreement, the anticipated exhibition schedule of motion pictures for their theatrical release and exploitation through successive distribution windows is not consistent from year to year. Consequently, the Company's revenue fluctuates from period to period.

        The Motion Picture Distribution Group may also experience variation in its operating results, particularly in respect of theatrical exhibition revenues, as result of an undersupply of motion pictures. This may occur due to seasonal variations in the major studios' release schedules or during a period when the Group has been unable to, or determined not to, secure distribution rights to available motion pictures. In this circumstance, the Company's overall revenues would be adversely affected, and although it would not incur the distribution and P&A costs associated with a theatrical or other release, its distributable cash may nevertheless be adversely affected.

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

QuickLinks

Management's Discussion and Analysis of Financial Condition and Results of Operations For the Nine Months Ended December 31, 2003 and the Years Ended March 31, 2003, and March 31, 2002 AND Consolidated Financial Statements For the Nine Months Ended December 31, 2003 and the Years Ended March 31, 2003 and March 31, 2002
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS